UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Veeva Systems Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.00001 PAR VALUE PER SHARE

(Title of Class of Securities)

922475108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922475108

1.	NAMES OF REPORTING PERSONS Emergence Capital Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 34,500,000 (1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 34,500,000 (1)(2)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,500,000 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.7% (2)(3)(4)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 34,500,000 shares of Class B Common Stock held directly by Emergence Capital Partners II, L.P.
(2)	Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any “permitted transferee” as defined in, the Issuer’s restated certificate of incorporation in effect as of the date hereof. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock or (b) October 15, 2023.
(3)	The percent of class was calculated based on (i) 15,001,750 shares of Class A Common Stock and (ii) 109,605,061 shares of Class B Common Stock outstanding as of November 27, 2013, (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 13, 2013).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 34,500,000 shares of Class B Common Stock held by Emergence Capital Partners II, L.P. represents 31.1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

CUSIP No. 922475108

1.	NAMES OF REPORTING PERSONS Emergence Equity Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 34,500,000 (1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 34,500,000 (1)(2)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,500,000 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.7% (2)(3)(4)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 34,500,000 shares of Class B Common Stock held directly by Emergence Capital Partners II, L.P. Emergence Equity Partners II, L.P. is the sole general partner of Emergence Capital Partners II, L.P., and may be deemed to beneficially own the shares of stock held directly by Emergence Capital Partners II, L.P.
(2)	Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any “permitted transferee” as defined in, the Issuer’s restated certificate of incorporation in effect as of the date hereof. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock or (b) October 15, 2023.
(3)	The percent of class was calculated based on (i) 15,001,750 shares of Class A Common Stock and (ii) 109,605,061 shares of Class B Common Stock outstanding as of November 27, 2013, (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 13, 2013).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 34,500,000 shares of Class B Common Stock held by Emergence Capital Partners II, L.P. represents 31.1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

CUSIP No. 922475108

1.	NAMES OF REPORTING PERSONS Emergence GP Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 34,500,000 (1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 34,500,000 (1)(2)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,500,000 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.7% (2)(3)(4)
12.	TYPE OF REPORTING PERSON OO

(1)	Represents 34,500,000 shares of Class B Common Stock held directly by Emergence Capital Partners II, L.P. Emergence GP Partners, LLC is the sole general partner of Emergence Equity Partners II, L.P., which is the sole general partner of Emergence Capital Partners II, L.P., and may be deemed to beneficially own the shares of stock held directly by Emergence Capital Partners II, L.P.
(2)	Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any “permitted transferee” as defined in, the Issuer’s restated certificate of incorporation in effect as of the date hereof. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock or (b) October 15, 2023.
(3)	The percent of class was calculated based on (i) 15,001,750 shares of Class A Common Stock and (ii) 109,605,061 shares of Class B Common Stock outstanding as of November 27, 2013, (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 13, 2013).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 34,500,000 shares of Class B Common Stock held by Emergence Capital Partners II, L.P. represents 31.1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

CUSIP No. 922475108

Item 1.	Issuer

(a)	Name of Issuer:

Veeva Systems Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4637 Chabot Drive, Suite 210

Pleasanton, California 94588

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	Emergence Capital Partners II, L.P., a Delaware limited partnership;
(ii)	Emergence Equity Partners II, L.P., a Delaware limited partnership; and
(iii)	Emergence GP Partners, LLC, a Delaware limited liability company

The address of the principal business office of each of the reporting persons are 160 Bovet Road, Suite 300, San Mateo, California 94402.

(d)	Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share, (the “Common Stock”)

(e)	CUSIP Number:

922475108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 922475108

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i)	Emergence Capital Partners II, L.P. directly owns 34,500,000 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 69.7% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 34,500,000 shares of Class B Common Stock held by Emergence Capital Partners II, L.P. represents 31.1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(ii)	Emergence Equity Partners II, L.P. is the sole general partner of Emergence Capital Partners II, L.P., and may be deemed to beneficially own 34,500,000 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 69.7% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 34,500,000 shares of Class B Common Stock held by Emergence Capital Partners II, L.P. represents 31.1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iii)	Emergence GP Partners, LLC is the sole general partner of Emergence Equity Partners II, L.P., which is the sole general partner of Emergence Capital Partners II, L.P., and may be deemed to beneficially own 34,500,000 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 69.7% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 34,500,000 shares of Class B Common Stock held by Emergence Capital Partners II, L.P. represents 31.1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(c)	Number of shares as to which such person has:

	Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Emergence Capital Partners II, L.P.	34,500,000	-0-	34,500,000	-0-
Emergence Equity Partners II, L.P.	34,500,000	-0-	34,500,000	-0-
Emergence GP Partners, LLC	34,500,000	-0-	34,500,000	-0-

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on (i) 15,001,750 shares of Class A Common Stock and (ii) 109,605,061 shares of Class B Common Stock outstanding as of November 27, 2013, (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 13, 2013).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

EMERGENCE CAPITAL PARTNERS II, L.P.

By:	Emergence Equity Partners II, L.P., its sole general partner
By:	Emergence GP Partners, LLC, its sole general partner

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Managing Director

EMERGENCE EQUITY PARTNERS II, L.P.

By:	Emergence GP Partners, LLC, its sole general partner

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Managing Director

EMERGENCE GP PARTNERS, LLC

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Managing Director

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2014

EMERGENCE CAPITAL PARTNERS II, L.P.

By:	Emergence Equity Partners II, L.P., its sole general partner
By:	Emergence GP Partners, LLC, its sole general partner

By:	/s/ Gordon Ritter
Name: Gordon Ritter Title: Managing Director

EMERGENCE EQUITY PARTNERS II, L.P.

By:	Emergence GP Partners, LLC, its sole general partner

By:	/s/ Gordon Ritter
Name: Gordon Ritter Title: Managing Director

EMERGENCE GP PARTNERS, LLC

By:	/s/ Gordon Ritter
Name: Gordon Ritter Title: Managing Director